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SECURITIES A
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03012672

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 3 2003
WASH DC 181 SECTION

SEC FILE NUMBER
8-47753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American General Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston (City) TX (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Reiner (713) 831-3991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900 (Address) Houston (City) TX (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 17 2003

OATH OR AFFIRMATION

I, John J. Reiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Distributors, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIM M. ROY
Notary Public, State of Texas
My Commission Expires
DECEMBER 10, 2004

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PRICEWATERHOUSECOOPERS

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

American General Distributors, Inc.
Year ended December 31, 2002

American General Distributors, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2002

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Accountants

To the Board of Directors and
Stockholder of American General Distributors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of American General Distributors, Inc. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2003

American General Distributors, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	**$ 4,148,072**
Accounts receivable from affiliate	**17,066**
Total assets	**$ 4,165,138**
Liabilities and stockholder's equity	
Liabilities:	
Accrued liabilities to affiliate	**$ 16,062**
State income taxes payable	**507**
Federal income taxes payable to affiliate	**1,327**
Total liabilities	**17,896**
Stockholder's equity:	
Common stock ($.001 par value; 10,000 shares authorized; 100 shares issued and outstanding) and paid-in capital	**3,010,000**
Retained earnings	**1,137,242**
Total stockholder's equity	**4,147,242**
Total liabilities and stockholder's equity	**$ 4,165,138**

The accompanying notes are an integral part of the financial statements.

American General Distributors, Inc.

Statement of Operations

Year ended December 31, 2002

Revenues:		
Distribution plan income from affiliate	$	384
Interest income		65,005
Reimbursement of expenses from affiliate		23,627
Total revenues		89,016
Expenses:		
Licenses and fees		55,890
State and other taxes		3,996
Professional fees		32,862
Total expenses		92,748
Loss before federal income tax benefit		(3,732)
Provision for federal income tax benefit		(573)
Net loss	$	(3,159)

The accompanying notes are an integral part of the financial statements.

American General Distributors, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock and Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2002	$ 3,010,000	$ 1,140,401	$ 4,150,401
Net loss	-	(3,159)	(3,159)
Balance at December 31, 2002	$ 3,010,000	$ 1,137,242	$ 4,147,242

The accompanying notes are an integral part of the financial statements.

American General Distributors, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net loss	**$ (3,159)**
Reconciling adjustments to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Distribution plan income receivable from affiliate	**30,000**
Accounts receivable from affiliate	**(17,066)**
Accrued liabilities to affiliate	**(265)**
State income taxes payable	**(56,283)**
Federal income taxes payable to affiliate	**(454,573)**
Net cash used by operating activities	**(501,346)**
Net decrease in cash and cash equivalents	**(501,346)**
Cash and cash equivalents at beginning of year	**4,649,418**
Cash and cash equivalents at end of year	**$ 4,148,072**
Supplemental disclosures:	
Taxes paid	**$ 454,000**

The accompanying notes are an integral part of the financial statements.

American General Distributors, Inc.

Notes to Financial Statements

December 31, 2002

1. Significant Accounting Policies

Organization and Nature of Operations

American General Distributors, Inc. (the "Company"), a Delaware corporation, is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company distributes variable annuity contracts of AIG Annuity Insurance Company ("AIGAIC") under an exclusive marketing agreement. The Company conducts business as an underwriter/distributer with regard to variable annuity products and does not hold customer funds or securities. Accordingly, the Company is exempt from SEC Customer Protection Rule 15c3-3 as described in Supplemental Schedule II.

The Company is a direct, wholly owned subsidiary of AIGAIC, an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company was formerly a direct, wholly owned subsidiary of AG Investment Advisory Services, Inc. ("AGIAS"). Effective December 31, 2002, AGIAS was merged into AIGAIC.

The Company currently serves as the principal underwriter and distributor for the variable annuity contracts issued by AIGAIC and The Variable Annuity Life Insurance Company ("VALIC"), both of whom are affiliates. The Company has no other operations.

The Company provides the above services at no cost. General and administrative expenses of the Company are reimbursed by VALIC and AIGAIC.

Prior to October 1, 2002, the Company also served as the distributor of variable annuity and variable life insurance contracts for American General Life Insurance Company ("AG Life"), an indirect, wholly owned subsidiary of AIG. This distribution agreement terminated on October 1, 2002.

Commissions of $2,854,285, $108,458,828, and $35,268,327 were paid by affiliated companies, including other broker-dealers, in connection with the distribution of the AIGAIC, VALIC, and AG Life contracts, respectively. The Company does not receive the cash related to these commissions. The resulting commission revenues and offsetting commission expenses have not been reflected in these financial statements.

American General Distributors, Inc.

Notes to Financial Statements (continued)

December 31, 2002

1. Significant Accounting Policies (continued)

Income Taxes

Effective January 1, 2002, the Company is included in the consolidated federal income tax return of AGIAS and taxes are allocated based on the amounts that would be reported if the Company filed a separate federal income tax return, in accordance with the tax sharing agreement.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and a money market fund, which is readily convertible into cash.

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

Fair Value of Financial Instruments

Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

2. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and an acceptable ratio of aggregate indebtedness to net capital, both as defined. The Company is required to maintain minimum net capital equal to the greater of $25,000 or $6\frac{2}{3}$% of its aggregate indebtedness.

At December 31, 2002, the Company had net capital of $4,064,875, which was $4,039,875 in excess of its required net capital of $25,000. The ratio of aggregate indebtedness to net capital is 0.004 to 1.

3. Transactions With Affiliates

Pursuant to the terms of the principal underwriter's agreement with AIGAIC, AIGAIC either pays or reimburses all of the Company's operating and distribution expenses incurred in performance of services for AIGAIC. Effective August 15, 2002, the Company entered into operating expense reimbursement agreements whereby AG Life, AIGAIC, and VALIC would reimburse the Company equally for all operating and distribution expenses incurred while acting in the capacity of distributor. Upon termination of the distribution agreement with AG Life on October 1, 2002, the operating expense reimbursement agreements were revised whereby AIGAIC and VALIC would reimburse the Company equally for all operating and distribution expenses incurred. Expenses incurred by the Company under the revised agreement and reimbursed totaled $6,561 for the year ended December 31, 2002.

Accounts receivable from affiliate of $17,066 at December 31, 2002, consists of operating and distribution expense reimbursement owed to the Company from AIGAIC under the previous operating expense reimbursement agreement and is included on the statement of operations as part of reimbursement of expenses from affiliate.

Distribution plan income earned from North American Funds and SunAmerica Capital Services, Inc. for the year ended December 31, 2002 was $384.

Certain affiliated companies continued to provide the Company with various administrative services at no cost to the Company in 2002.

4. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2002. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2002.

5. Commitments and Contingencies

Guarantees

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Supplemental Schedules

American General Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net capital	
Total stockholder's equity	**$ 4,147,242**
Deductions and/or charges	**-**
Net capital before haircuts on securities positions	**4,147,242**
Haircuts on securities: money market fund	**82,367**
Net capital	**$ 4,064,875**
Aggregate indebtedness	**$ 17,896**
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6 ⅔ % of aggregate indebtedness or $25,000)	**$ 25,000**
Excess net capital	**$ 4,039,875**
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	**$ 4,063,085**
Ratio: Aggregate indebtedness to net capital	**0.004 to 1**

There were no differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part II A filing as of December 31, 2002.

American General Distributors, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

American General Distributors, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

Supplemental Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Accountants on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To Board of Directors and Stockholder
American General Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American General Distributors, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

PRICEWATERHOUSECOOPERS

preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2003